Exhibit 99.2

Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format

Index

Glossary
Separate Condensed Interim Financial Statements
Separate Statements of Comprehensive Income
Separate Statements of Financial Position
Separate Statements of Changes in Equity
Separate Statements of Cash Flows
Notes to the Separate Condensed Interim Financial Statements
Review Report of the Separate Condensed Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
La Sociedad	Aeropuertos Argentina 2000 S.A.
AFIP	Federal Public Revenue Administration
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
BOPREAL	Bond for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
Impuesto PAIS	Tax for an Inclusive and Solidary Argentina
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Payment in Kind Period
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
RIGI	Large Investment Incentive Scheme
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Separate Condensed Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 27 commenced January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Separate Statement of Comprehensive Income

For the nine month periods ended at September 30, 2024 and 2023

		Three months at		Nine months at

		09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Note	Millions of $
Continuous Operations
Sales income	3	193,250	225,935	634,392	642,951
Construction income		38,571	36,807	114,770	115,947
Cost of service	4.1	(143,436)	(133,170)	(409,164)	(375,295)
Construction costs		(38,498)	(36,736)	(114,569)	(115,796)
Income for gross profit for the period		49,887	92,836	225,429	267,807
Distribution and selling expenses	4.2	(12,712)	(12,648)	(38,917)	(36,974)
Administrative expenses	4.3	(10,506)	(8,636)	(28,420)	(25,599)
Other income and expenses, net	5.1	3,999	(2,012)	12,568	7,322
Operating profit for the period		30,668	69,540	170,660	212,556
Finance Income	5.2	(4,924)	19,374	(106,203)	25,794
Finance Costs	5.3	14,454	(29,151)	407,616	(15,127)
Result from exposure to changes in the purchasing power of the currency		(2,538)	(19,927)	(23,365)	(34,643)
Result of investments accounted for by the equity method		176	362	(1,485)	93
Income before income tax		37,836	40,198	447,223	188,673
Income tax	5.4	(25,738)	(5,279)	(192,382)	(35,938)
Income for the period for continuous operations		12,098	34,919	254,841	152,735
Net Income for the period		12,098	34,919	254,841	152,735
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		12,098	34,919	254,841	152,735

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		46.7104	134.8224	983.9421	589.7104

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Individual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Financial Position

At September 30, 2024 and December 31, 2023

		09.30.2024	12.31.2023

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method	6	1,697	3,239
Intangible Assets	7	1,807,276	1,766,383
Rights of use		4,649	6,321
Other receivables		36,143	36,888
Investments		46,241	86,811
Total Non-Current Assets		1,896,006	1,899,642
Current Assets
Other receivables	9.1	15,306	8,895
Trade receivables, net	9.2	71,725	89,827
Investments	9.3	42,319	48,645
Cash and cash equivalents	9.4	106,627	145,552
Total Current Assets		235,977	292,919
Total Assets		2,131,983	2,192,561
Shareholders’ Equity and Liabilities
Equity attributable to majority shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		127,638	127,638
Legal and facultative reserve		767,487	748,296
Retained earnings		254,841	18,966
Subtotal		1,150,362	895,296
Liabilities
Non-Current Liabilities
Provisions and other charges	11	7,848	12,367
Financial debts	8	509,255	1,011,840
Deferred income tax liabilities		254,642	62,261
Lease liabilities		2,560	7,082
Accounts payable and others	9.5	959	1,883
Total Non- Current Liabilities		775,264	1,095,433
Current Liabilities
Provisions and other charges	11	17,286	34,208
Financial debts	8	75,571	41,477
Lease liabilities		2,552	4,285
Accounts payable and others	9.5	101,640	107,939
Fee payable to the Argentine National Government	10	9,308	13,923
Total Current Liabilities		206,357	201,832
Total Liabilities		981,621	1,297,265
Total Shareholder’s Equity and Liabilities		2,131,983	2,192,561

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Individual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Changes in Equity

At September 30, 2024 and 2023

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total

	Millions of $
Balance at 01.01.24	259	137	127,638	25,434	719,233	3,629	18,966	895,296
Assembly Resolution of April 24, 2024 – Constitution of reserves (note 15)	-	-	-	117	18,849	-	(18,966)	-
Compensation plan	-	-	-	-	-	225	-	225
Net Income for the period	-	-	-	-	-	-	254,841	254,841
Balance at 09.30.2024	259	137	127,638	25,551	738,082	3,854	254,841	1,150,362

Balance at 01.01.23	259	137	127,638	21,573	607,314	3,177	115,780	875,878
Assembly Resolution of April 26, 2023 – Constitution of reserves (note 15)	-	-	-	3,861	111,919	-	(115,780)	-
Compensation plan	-	-	-	-	-	350	-	350
Net Income for the period	-	-	-	-	-	-	152,735	152,735
Balance at 09.30.2023	259	137	127,638	25,434	719,233	3,527	152,735	1,028,963

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Individual Separate Financial Statements corresponding to the year ended December 31, 2023.

Separate Statements of Cash Flow

For the nine-month periods ended at September 30, 2024 and 2023

		09.30.2024	09.30.2023

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		254,841	152,735
Adjustment for:
Income tax		192,382	35,938
Amortization of intangible assets	4/7	73,877	69,722
Depreciation right of use	4	1,674	2,850
Bad debts provision	4	2,452	1,825
Specific allocation of accrued and unpaid income		9,308	11,038
Income of investments accounted for by the equity method	6	1,485	(93)
Sale of investments accounted for by the equity method		(374)	-
Compensation plan		225	350
Accrued and unpaid financial debts interest costs	8	40,133	34,594
Accrued deferred revenues and additional consideration	11	(12,539)	(9,132)
Accrued and unpaid Exchange differences		(325,926)	(11,174)
Litigations provision	11	568	967
Inflation Adjustment		(37,405)	(32,370)
Changes in operating assets and liabilities:
Changes in trade receivables		(29,628)	(34,158)
Changes in other receivables		(28,324)	(9,585)
Changes in commercial accounts payable and others		48,129	38,250
Changes in provisions and other charges		(11,962)	(6,114)
Changes in specific allocation of income to be paid to the Argentine National State		(6,905)	(15,010)
Increase of intangible assets		(114,770)	(115,947)
Net cash Flow generated by operating activities		57,241	114,686
Cash Flow for investing activities
Acquisition of investments		(21,163)	(46,327)
Collection of investments		10,070	2,525
Net Cash Flow applied to investing activities		(11,093)	(43,802)
Cash Flow from financing activities
New Financial debts	8	487	11,545
Payment of leases		(2,260)	(2,176)
Financial debts paid- principal	8	(46,730)	(43,551)
Financial debts paid- interests	8	(36,038)	(40,615)
Net Cash Flow applied to financing activities		(84,541)	(74,797)
Net decrease in cash and cash equivalents		(38,393)	(3,913)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		145,552	159,362
Net decrease in cash and cash equivalents		(38,393)	(3,913)
Inflation adjustment generated by cash and cash equivalents		41,942	22,542
Foreign Exchange differences by cash and cash equivalents		(42,474)	(7,570)
Cash and cash equivalents at the end of the period		106,627	170,421

The accompanying notes are an integral part of these Separate Condensed Interim Financial Statements, which must be read in conjunction with the audited Annual Individual Separate Financial Statements corresponding to the year ended December 31, 2023.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020. Likewise, the ORSNA deferred to June 2023 the necessary adjustment to balance the financial projection of income and expenses.

To date, the Company has complied with these commitments.

The ORSNA deferred until June 2023 the adjustment necessary to balance the financial projection of income and expenses. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO) within the framework of the agreements entered into in File 56.695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023. The Company complied with the terms agreed in the aforementioned Minutes and proved such compliance in the aforementioned legal case.

By virtue of the change in management of the national government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the PFIE of the Concession corresponding to all periods until December 31, 2023 is postponed until October 30, 2024. On the same occasion, they agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the reestablishment of the financial economic equation of the Concession and also to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

NOTE 2 – ACCOUNTING POLICIES

These Separate Condensed Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on November 7, 2024.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The CNV (NSC in English), through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Individual Interim Financial Statements of the Company for the nine-month period ended September 30, 2024 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the company's consolidated condensed Interim Financial Statements at March 31, 2023 (the “Condensed Consolidated Interim Financial Statements”) and the annual individual and consolidated financial statements as of December 31, 2023 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Separate Condensed Interim Financial Statements of AA2000 as of September 30, 2023 and the Consolidated Financial Statements at December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2024, based on the application of IASB 29 (see Note 3.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At September 30, 2024, the Company has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the period	Book entry value at 09.30.2024

			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	950	(2,492)	943
Cargo & Logistics SA.	1,614,687	98.63%	1	(1)	1
Aero Assist Handling S.A.U. (4)	100,000	100.00%	57	57	-
Paoletti América S.A.	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	1,076	951	753
Villalonga Furlong S.A (3)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	Following the sale of the share package during the current period, only the results of the subsidiary corresponding to the holding period were consolidated.

(5)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information (contd.)

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Individual Separate Financial Statements as of December 31, 2023.

5) Changes in accounting policies and disclosures

There were no additional changes in the Group's accounting policies based on the effective application standard issued by the IASB as of January 1, 2024.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2023.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of these Separate Consolidated Interim Financial Statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Separate Consolidated Interim Financial Statements.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (NSC) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of September 30, 2024, the price index amounted to 7,124.3616, with inflation for the nine-month period of 101.6% and year-on-year of 209.1%.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2024 was a loss of $192,382 million.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment (Contd.)

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $425,318 million, because as of September 30, 2024, the variation of the CPI for the period of 36 months at the end of fiscal year 2024 will exceed 100%.

NOTE 3 - SALES INCOME

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Air station use rate	96,771	105,924	326,050	311,116
Landing fee	7,393	9,112	29,665	25,806
Parking fee	2,457	3,566	10,735	9,955
Total aeronautical income	106,621	118,602	366,450	346,877
Total non-aeronautical income	86,629	107,333	267,942	296,074
Total	193,250	225,935	634,392	642,951

As of September 30, 2024 and 2023, "over the time" income from contracts with customers for the nine-month periods was $529,155 million and $521.632 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Specific allocation of income	28,481	33,398	93,736	95,044
Airport services and maintenance	37,619	28,429	94,260	77,983
Amortization of intangible assets	25,932	23,796	73,194	69,264
Salaries and social charges	36,878	37,117	109,970	103,186
Fee	3,558	732	7,322	1,250
Utilities and fees	4,800	4,438	13,563	12,805
Taxes	1,674	824	3,907	2,669
Office expenses	3,841	3,321	11,090	9,567
Insurance	102	189	448	677
Depreciation rights of use	551	926	1,674	2,850
Total	143,436	133,170	409,164	375,295

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

4.2. Distribution and marketing expenses

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Amortization of intangible assets	33	3	37	9
Salaries and social charges	355	257	510	897
Fee	221	1	242	2
Utilities and fees	1	-	2	1
Taxes	9,832	11,849	32,155	33,261
Office expenses	38	40	66	49
Insurance	-	1	-	1
Advertising	1,561	366	3,453	929
Provision for bad debts	671	131	2,452	1,825
Total	12,712	12,648	38,917	36,974

4.3. Administrative expenses

	Three months at		Nine months at
	09.30.2023	09.30.2024	09.30.2023	09.30.2024

	Millions of $
Airport services and maintenance	331	186	872	699
Amortization of intangible assets	240	173	646	449
Salaries and social charges	5,731	4,305	14,557	13,252
Fee	839	1,013	2,703	2,490
Utilities and fees	-	15	-	42
Taxes	1,328	1,460	4,170	4,364
Office expenses	1,774	1,223	4,615	3,614
Insurance	54	95	278	301
Fees to the Board of Directors and the Supervisory Committee	209	166	579	388
Total	10,506	8,636	28,420	25,599

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Trust for Strengthening	4,748	5,567	15,623	15,841
Other	(749)	(7,579)	(3,055)	(8,519)
Total	3,999	(2,012)	12,568	7,322

5.2. Finance Income

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Interest	7,840	19,841	29,673	39,567
Foreign Exchange differences	(12,764)	(467)	(135,876)	(13,773)
Total	(4,924)	19,374	(106,203)	25,794

5.3 Finance Expenses

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Interest	(12,438)	(11,174)	(42,768)	(40,420)
Foreign Exchange differences	26,328	(17,977)	449,820	25,293
Others	564	-	564	-
Total	14,454	(29,151)	407,616	(15,127)

5.4 Income Tax

	Three months at		Nine months at
	09.30.2024	09.30.2023	09.30.2024	09.30.2023

	Millions of $
Deferred	(25,738)	(5,279)	(192,382)	(35,938)
Total	(25,738)	(5,279)	(192,382)	(35,938)

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	09.30.2024	09.30.2023

	Millions of $
Initial balance	3,239	2,642
Disposition of shares	(57)	-
Income from investments accounted for by the equity method	(1,485)	93
Balance at September 30	1,697	2,735

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 7 - INTANGIBLE ASSETS

		09.30.2024	09.30.2023

	Note	Millions of $
Original values:
Initial balance		2,888,718	2,737,134
Acquisitions of the period		114,770	115,947
Balance at September 30		3,003,488	2,853,081

Accumulated Amortization:
Initial balance		(1,122,335)	(1,028,554)
Amortization of the period	4	(73,877)	(69,722)
Balance at September 30		(1,196,212)	(1,098,276)
Net balance at September 30		1,807,276	1,754,805

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	09.30.2024	09.30.2023

	Millions of $
Initial balance	1,053,317	799,710
New financial debts	487	11,545
Financial debts paid	(82,768)	(84,166)
Accrued interest	40,133	34,594
Foreign Exchange differences	(432,754)	(29,160)
Inflation adjustment	6,411	8,890
Total Net Balance at September 30	584,826	741,413

8.2 Breakdown of financial debt

	09.30.2024	12.31.2023

Non-current Financial Debts	Millions of $
Bank borrowings	3,300	16,303
Negotiable Obligations	506,742	997,473
Cost of issuance of NO	(787)	(1,936)
	509,255	1,011,840

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt (Contd.)

	09.30.2024	12.31.2023

Current Financial Debts	Millions of $
Bank borrowings	9,433	16,563
Negotiable Obligations	66,374	25,317
Bank overdrafts	-	101
Cost of issuance of NO	(236)	(504)
	75,571	41,477
	584,826	1,053,317

As of September 30, 2024 and December 31, 2023, the fair value of the financial debt amounts to $543,827 million and $1,020,823 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2023.

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 09.30.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1) (2)	02.2017	02.2027	6.875%		U$S	400.0	12.5	16.3
Class I Series 2020(1) (2) (3)	04.2020	02.2027	6.875	% (5)	U$S	306.0	45.1	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9.500%		U$S	62.0	62.0	62.0
Class V (3)	02.2022	02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S (6)	36.0	27.1	36.0
Class IX (3)	08.2022(4)	08.2026	0.000%		U$S (6)	32.7	22.9	32.7
Class X (3)	07.2023	07.2025	0.000%		U$S (6)	25.1	17.9	25.1

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of September 30, 2024, the Company is in compliance with financial covenants.

As of September 30, 2024, the Company has its own Class VI, Class IX and Class X ON in its portfolio for a total of US$ 25.8 million.

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.		Currency	Initial Capital(2)	Capital at 09.30.2024 (2)	Capital at 12.31.2023 (2)
Provincia de Bs. As. (1)	04.2019	07.2024	7%		U$S	3.1	-	0.3
Renegotiation On Shore	11.2021	11.2024	8.500%		U$S	18.0	2.2	8.9
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7.875	%(3)	U$S	10.0	10.0	10.0
Citibank – Overdraft	03.2023	03.2024	76.000%			$1,556.1	-	1,556.1
Financing Importation	09.2023	01.2024	15.500%		U$S	0.5	-	0.5
Financing importation	09.2023	12.2024	15.500%		U$S	0.1	0.1	0.1
Financing importation	08.2024	12.2024	12.000%		U$S	0.5	0.5	-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Citibank - Overdraft

As of March 31, 2024, the overdraft lines that were taken in 2023 were cancelled.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Trust for Strengthening	10.1	35,708	36,888
Others		435	-
Total		36,143	36,888

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.1 Other receivables (contd.)

9.1.2 Other current receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Expenses to be recovered		1,118	532
Guarantees granted		-	2
Related parties	10.1	-	269
Tax credits		12,944	6,688
Prepaid Insurance		1,236	1,397
Others		8	7
Total		15,306	8,895

9.2 Trade receivables

		09.30.2024	12.31.2023

	Note	Millions of $
Trade receivables		78,317	99,711
Related parties	10.1	842	512
Checks-postdated checks		919	1,938
Subtotal sales credits		80,078	102,161
Provision for bad debts		(8,353)	(12,334)
Total		71,725	89,827

9.2.1 Changes in Bad Debt Provisions

		09.30.2024	12.31.2023

	Note	Millions of $
Initial Balance		12,334	14,459
Increases /Recoveries of the period	4.2	2,452	1,825
Foreign exchange difference		372	5,205
Applications of the period		(37)	(680)
Inflation adjustment		(6,768)	(9,233)
Bad Debts provisions at September 30		8,353	11,576

9.3 Investments

9.3.1 Non-current investments

		09.30.2024	12.31.2023

	Note	Millions of $
Negotiable obligations		42,903	81,207
Negotiable obligations of related companies	10.1	3,338	5,604
Total		46,241	86,811

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3 Investments (Contd.)

9.3.2 Current investments

		09.30.2024	12.31.2023

	Note	Millions of $
Other financial assets of related companies	10.1	25,084	40,612
Negotiable Obligations		10,770	8,033
Other financial assets		6,465	-
Total		42,319	48,645

9.4 Cash and cash equivalents

		09.30.2024	12.31.2023

	Note	Millions of $
Cash and funds in custody		165	321
Banks	13	63,751	107,166
Checks not yet deposited		229	423
Term deposits and others		42,482	37,642
Total		106,627	145,552

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	09.30.2024	12.31.2023

	Millions of $
Suppliers	959	1,883
Total	959	1,883

9.5.2 Commercial accounts payable and other current

		09.30.2024	12.31.2023

	Note	Millions of $
Suppliers		53,589	56,119
Foreign suppliers		6,366	6,966
Debts with Related Parties	10.1	5,231	3,221
Salaries and social security liabilities		31,161	38,245
Other fiscal debts		5,293	3,388
Total		101,640	107,939

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at September 30, 2024 and December 31, 2023 are as follows:

	09.30.2024	12.31.2023

Other receivables	Millions of $
Other related companies	-	269
Total	-	269

	09.30.2024	12.31.2023

Trade receivables	Millions of $
Other related companies	842	512
Total	842	512

	09.30.2024	12.31.2023

Investments	Millions of $
Servicios y Tecnología Aeroportuarios S.A. (1)	10,175	16,524
Other related companies (2) - current	14,909	24,088
Other related companies -non current	3,338	5,604
Total	28,422	46,216

(1) As of December 31, 2023, it includes a loan granted on July 27, 2023, which was renewed on December 18, 2023, to Servicios y Tecnología Aeroportuarios S.A. for US$10,6 million with a T.N.A. of 4.5%. The loan is for a term of 12 months with cancellation in a single payment of principal and interest at maturity.

(2) As of December 31, 2023, it includes a loan granted on June 9, 2023, which was renewed on December 6, 2023 and June 3, 2024, to Compañía General de Combustibles S.A. for US$14,8 million and 15,1 millon with a T.N.A. of 4.5% and 6.0 respectively. The loan is due to be repaid on November 30, 2024, in a single payment of principal and interest at maturity.

	09.30.2024	12.31.2023

Accounts payable and other	Millions of $
Servicios y Tecnología Aeroportuarios S.A.	292	81
Texelrio S.A.	1,149	252
Other related companies	3,790	2,888
Total	5,231	3,221

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of September 30, 2024 and December 31, 2023 are as follows:

	09.30.2024	12.31.2023

	Millions of $
Debt - Specific allocation of income	9,308	13,923
Credit - Strengthening Trust (1)	35,708	36,888

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the nine-month periods ended September 30, 2024 and 2023 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $2,437 million and $2,810 million to the cost, respectively.

With Texelrío S.A. For maintenance at the airports, the Company has allocated $7,803 million and $3,517 million to the cost, respectively.

The Company has allocated to the cost $4,495 million and $3,150 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, as of September 30, 2023, the Company has allocated $49 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $1,961 million and $1,005 million to the cost, respectively.

The Company has allocated to the cost $1,036 million and $989 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $3,738 million and 3,610 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,037 million and $884 million to the cost, respectively.

The Company has recorded commercial income of $1,008 million and $1,579 million with Duty Paid S.A., respectively.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $1,531 million and $1,341 million for the nine-month periods ended at September 30, 2024 and 2023, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Notes to the Separate Condensed Interim Financial Statements

At September 30, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

	At 01.01.24	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.24	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	5,251	568	(757)	(2,741)	-	487	2,808	1,043	1,765
Deferred Income	28,386	5,286	-	(10,353)	(11,114)	1,491	13,696	2,780	10,916
Guarantees Received	3,626	5	(1)	(1,746)	-	114	1,998	-	1,998
Upfront fees from concessionaires	5,630	801	-	-	(1,425)	-	5,006	3,084	1,922
Others	3,682	2	-	(1,879)	(579)	400	1,626	941	685
Total 2024	46,575	6,662	(758)	(16,719)	(13,118)	2,492	25,134	7,848	17,286

	At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 09.30.23	Total Non Current	Total Current

	Millions of $							Millions of $
Litigations	5,706	967	(1,388)	(3,320)	-	2,247	4,212	2,284	1,928
Deferred Income	18,910	5,094	-	(6,448)	(8,466)	5,975	15,065	3,833	11,232
Trust for works	11,931	14,283	(20,651)	(4,454)	1,410	-	2,519	-	2,519
Guarantees Received	2,003	1,094	(609)	(1,292)	-	1,144	2,340	-	2,340
Upfront fees from concessionaires	4,775	151	-	-	(666)	-	4,260	3,116	1,144
Others	7,759	25	(3,870)	(3,579)	791	2,037	3,163	2,009	1,154
Total 2023	51,084	21,614	(26,518)	(19,093)	(6,931)	11,403	31,559	11,242	20,317

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2024 presented in comparative format

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2024		Foreign exchange rates	Amount in local currency at 09.30.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Cash and cash equivalents	U$S	90	967.5000	86,711	106,914
Net trade receivables	U$S	49	967.5000	47,049	61,535
Investments	U$S	44	967.5000	42,224	48,646
Total current assets				175,984	217,095

Non-Current Assets
Investments	U$S	47	967.5000	45,240	86,811
Total Non-Current Assets				45,240	86,811
Total Assets				221,224	303,906

Liabilities
Current Liabilities
Provisions and other charges	U$S	2	970.5000	1,622	3,111
Financial debts	U$S	78	970.5000	75,808	64,922
Lease liabilities	U$S	3	970.5000	2,552	4,285
Commercial accounts payable and others	U$S	24	970.5000	23,420	25,836
	EUR	2	1,083.8544	2,420	4,618
	CAD	-	718.9830	39	-
Total current liabilities				105,861	102,772

Non-Current Liabilities
Provisions and other charges	U$S	2	970.5000	1,984	4,878
Financial debts	U$S	526	970.5000	510,042	1,013,778
Lease liabilities	U$S	3	970.5000	2,560	7,082
Commercial accounts payable and others	U$S	1	970.5000	959	1,879
Total non-current liabilities				515,545	1,027,617
Total liabilities				621,406	1,130,389
Net liability position				400,182	826,483

Notes to the Condensed Consolidated Interim Financial Statements

At september 30, 2024 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2024 and December 31, 2023 include $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of September 30, 2024, and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $4,692 million and $6,527 million, respectively.

NOTE 14 - CAPITAL STOCK

At September 30, 2024 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL CLASS A, B, C AND D AND SPECIAL PREFERRED SHARES MEETINGS OF AEROPUERTOS ARGENTINA 2000 S.A. FROM APRIL 26, 2023 AND APRIL 24, 2024 (presented in $ in the currency of the date of the assemblies)

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 that, after absorbing the accumulated losses of the previous year for the sum of ($22,199,777,489), amounted to $18,438,253,482, has the following destination:

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and
(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

At the ordinary and special general meeting of classes A, B, C and D shares, held on April 24, 2024, it was resolved that the positive result of $9,406,678,415 has the following destination:

(i)	$58,044,335 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment: and
(ii)	the balance of $9,348,634,080 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

Notes to the Condensed Consolidated Interim Financial Statements

At september 30, 2024 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	09.30.2024	09.30.2023
Income for the period (in millions of $)	254,841	152,735
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	983.9421	589.7104

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Separate Condensed Interim Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Separate Financial Statements in note 21

On June 28, 2024, Law 27,742, “Law of Bases and Starting Points for the Freedom of Argentines”, was approved, promulgated on July 8, 2024 by Decree 592/2024. This law declares an administrative, economic, financial and energy emergency for one year, and grants the National Executive Branch special powers to manage it in terms of article 76 of the National Constitution. Among its main provisions are the State Reform, the RIGI, changes in labor legislation, hydrocarbon issues, open skies policy and tax benefits. Society is currently evaluating the impacts of this law.

The inflation for the nine months of 2024 and the interannual inflation are indicated in note 3, the devaluation for the quarter was 6% and certain restrictions for access to the MULC remain in force

Volatility and uncertainty continue as of the date of issue of these Separate Condensed Interim Financial Statements, therefore the Company's Management permanently monitors the evolution of the variables that affect its business, to identify the potential impacts on its financial and equity situation and define the necessary courses of action.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2023.

Notes to the Condensed Consolidated Interim Financial Statements

At september 30, 2024 presented in comparative format (Contd.)

NOTE 18 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

The ordinary and special general meeting of classes A, B, C and D, held on October 31, 2024, resolved, among other matters, to approve the partial release of the optional reserve for an amount of US$80 million, equivalent to $79,2 billion, calculated at the selling exchange rate published by the Banco de la Nación Argentina on October 30, 2024.

This sum will be distributed to the shareholders through the delivery of Argentine pesos or US dollars in proportion to their shareholdings, as each shareholder instructs the company. Likewise, the shareholder Corporación América S.A. will receive a portion of the dividends that correspond to it through the assignment of the credit that the company has against Compañía General de Combustibles S.A. for the sum of fourteen million five hundred thousand US dollars US$14,5 million as capital plus the sums of US$0,6 million as capitalized interest and US$0,5 million as compensatory interest accrued until the maturity date of said loan (Note 10).

Additionally, it was unanimously resolved to approve the delegation to the administrative body of the determination of the time in which the payment of the dividends resolved in the meeting will be made based on the instructions given by the shareholders, the cash availability and the fulfillment of the financial commitments assumed by the Company within the framework of its debt contracts.

There have been no events and/or transactions that could significantly affect the equity and financial situation of the Company after the end of the period.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Report on the separate condensed interim financial statements

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company"), which comprise the separate statement of financial position as of September 30, 2024, the separate statements of comprehensive income for the periods of three and nine months ended September 30, 2024, of changes in equity and cash flows for the nine-months period ended September 30, 2024 and selected explanatory notes.

Board Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with the IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the separate condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our responsibility is to express a conclusion on these separate condensed interim financial statements based on the review we have performed, which was performed in accordance with the International Standard for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as a review standard in Argentina through Technique Resolution FACPCE No. 33 as approved by the International Auditing and Assurance Standards Board (IAASB). A review of separate condensed interim financial statements consists of making inquiries primarily of personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially narrower in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not allow us to be confident that we have identified all significant matters that might be noted in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with the International Standard of Accounting 34.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

Report on the compliance with current regulations

In compliance with current provisions, we report, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the book Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations, except for their lack of transcription in the book Inventory and Balance Sheets;

c)	As of September 30, 2024, the debt accrued in favor of the Integrated Argentine Social Security System of Aeropuertos Argentina 2000 S.A. that arises from the Company's accounting records amounted to $2,560,592,641, not being payable as of that date.

Autonomous City of Buenos Aires, November 7, 2024.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

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SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), which comprise the separate statement of financial position as of September 30, 2024, the separate statements of comprehensive income for the periods of three and nine months ended September 30, 2024, of changes in equity and cash flows for the nine-months period ended September 30, 2024, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated November 7, 2024, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

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We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2024 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventories and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 7, 2024.

Patricio A. Martin
By Surveillance Committee

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